SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7,1996)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________ to ________________

Commission file number 0-9787

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AUTONATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
AutoNation 401(k) Plan
Fort Lauderdale, Florida

We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (“the Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
April 30, 2004

AUTONATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS
Cash	$269,649	$226,291

Investments (Notes 3 and 4)	298,128,702	216,333,201

Receivables
Employer contributions	298,148	324,471
Participant contributions	1,164,913	1,215,105
Accrued Income	106,167	116,907

Total receivables	1,569,228	1,656,483

NET ASSETS AVAILABLE FOR BENEFITS	$299,967,579	$218,215,975

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Dividends	$4,043,553
Interest	2,085
Net appreciation in fair value of investments (Note 3)	53,260,896

57,306,534

Contributions (cash):
Participant	37,275,985
Participant rollovers	1,188,546
Contributions (non-cash):
Employer	9,363,309

47,827,840

Other income	14,494

Total additions	105,148,868

Deductions from net assets attributed to:
Benefits paid to participants	33,273,621
Distributions due to loan defaults	44,793
Administrative expenses	423,427

Total deductions	33,741,841

Net increase prior to transfer	71,407,027

Transfers to Plan (Note 6)	10,344,577

Net increase	81,751,604

Net assets available for benefits
Beginning of year	218,215,975

End of year	$299,967,579

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN

General: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2003 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

Eligibility: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.

The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.

Contributions and Funding Policy: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 15% of eligible compensation, as defined by the Plan. In 2003, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. In 2003 and 2002, each eligible participant could contribute up to $12,000 and $11,000, respectively, subject to other applicable IRC limitations. During 2003, the Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

$2,000. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

The Company makes an employer matching contribution of $.50 for each $1 of contribution up to 4% of the employee’s eligible compensation. This contribution is made each payroll period by the Company to all participants who are credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon contribution. The employer match is made in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are non-participant directed. The employer matching contribution for 2003 was $9,363,309.

The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for the 2003 plan year.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.

Loan to Participants: The Plan does not permit participant loans. However, the Plan accepts and services loans transferred from the plans of acquired companies (Note 6).

Investments: The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee with the approval of the Employee Benefits Committee.

The Plan provided the following investment alternatives for participants in 2003.

Merrill Lynch Equity Index Trust Fund – A collective trust that invests in a portfolio of equity securities designed to substantially equal the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Merrill Lynch Retirement Preservation Trust Fund – A collective trust in which amounts are invested in U.S. Treasury Obligations and U.S. government agency securities and guaranteed investment contracts.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

PIMCO PEA Renaissance Fund – A mutual fund that seeks long-term growth of capital and income. The fund seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies with below-average valuations whose business fundamentals are expected to improve.

The Oakmark International Fund – A mutual fund that invests primarily in common stock of non-U.S. companies. The Funds may invest in mature markets and in less developed markets.

American Century Small Cap Value Fund – A mutual fund that invests in undervalued companies and holds them until their stock price has increased to reflect the fair value of the company.

AutoNation, Inc. common stock – This option invests exclusively in shares of the Plan Sponsor’s common stock.

PIMCO Total Return Fund – A mutual fund that predominantly invests in a portfolio of fixed income securities of varying maturities issued by companies domiciled in the United States of America. The fund may also invest in securities denominated in foreign currencies and certain derivative instruments, contracts, or options for the purpose of hedging or increasing its return.

The Oakmark Fund – A mutual fund that primarily invests in common stock of United States companies. The fund seeks long-term capital appreciation. The fund especially seeks securities that are priced significantly lower than their long-term value. The fund may invest up to 25% of its assets in foreign securities.

Fidelity Magellan Fund – A mutual fund that invests in equity securities of a portfolio of large cap growth and value oriented companies.

Fidelity Equity Income Fund – A mutual fund that invests in a portfolio of income producing domestic and foreign equity securities and certain debt securities.

Payment of Benefits: On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 591/2.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared under the accrual method of accounting in conformity with U. S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The fair values of common collective trust funds reflect the redemption values as of the last business day in the Plan’s year as determined by the plan trustee. Quoted market prices are used to value mutual fund and common stock investments. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 3 — INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2003		2002
Merrill Lynch Equity Index Trust, 593,349 and 605,920 shares, respectively.	$47,693,377		$37,960,902

Merrill Lynch Retirement Preservation Trust Fund, 47,303,020 and 42,701,418 shares, respectively.	47,303,020		42,701,418

PIMCO Pea Renaissance Fund, 754,865 and 575,818 shares, respectively.	17,392,081		8,372,300

AutoNation, Inc. common stock, 3,279,740 and 3,149,712 shares, respectively.	60,248,820	*	39,560,379	*

Oakmark International Fund, 949,016 and 785,801 shares, respectively.	17,025,349		10,301,850

PIMCO Total Return Fund, 4,013,017 and 3,485,937 shares, respectively.	42,979,416		37,194,945

American Century Small Cap Value Fund, 4,020,392 and 3,754,162 shares, respectively.	36,907,195		25,415,676

The Oakmark Fund, 429,388 and 256,718 shares, respectively.	16,063,413		7,706,680

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer-matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 4.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 3 — INVESTMENTS (Continued)

During 2003, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$24,746,226
Common Collective Trusts	9,732,718
AutoNation, Inc. common stock	18,787,002
ANC Rental Corp. common stock (Note 9)	(5,050)

$53,260,896

NOTE 4 — NONPARTICIPANT-DIRECTED ASSETS

Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002
Net assets
AutoNation, Inc. common stock	$55,594,256	$36,517,344
ANC Rental Corp. common stock (Note 9)	—	5,435
Employer contribution receivable	298,148	324,471

	$55,892,404	$36,847,250

2003
Changes in net assets
Contributions	$9,367,763
Net appreciation	17,270,990
Change in employer contribution receivable	(26,323)
Benefits paid to participants	(5,640,302)
Transfers to participant-directed investments	(1,926,974)

$19,045,154

NOTE 5 — BENEFIT DISTRIBUTIONS

Upon termination of service, including death, total, and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s vested interest in his or her account and any related earnings.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 5 — BENEFIT DISTRIBUTIONS (Continued)

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $52,000 and $85,000 at December 31, 2003 and 2002, respectively. Such amounts are included in net assets available for benefits at December 31, 2003 and 2002, respectively, in accordance with U.S. generally accepted accounting principles. However, the Plan’s Form 5500’s reflects such amounts as benefit payments and liabilities of the Plan.

NOTE 6 — TRANSFERS TO / FROM PLAN

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees’ elections. For the Plan year ended December 31, 2003, these mergers resulted in an increase in Plan assets of $10,344,577.

NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan.

The Plan accepts and services loans as described in Note 1. Therefore, these represent a party-in-interest investment of the Plan.

Administrative fees of $423,427 were paid by the Plan to the Trustee for the plan year ended December 31, 2003, which qualify as party-in-interest transactions. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.

NOTE 8 — INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and remains qualified.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 9 — ANC RENTAL CORPORATION COMMON STOCK

On May 31, 2000, the Board of Directors of the Company granted final approval of the tax-free spin-off of ANC Rental Corporation to AutoNation shareholders. In the spin-off, each AutoNation shareholder of record as of June 16, 2000 received one share of ANC Rental Corporation common stock for every eight shares of AutoNation common stock owned. The Board established a distribution date of June 30, 2000. On June 1, 2000, the Plan was amended to create a separate ANC Stock Fund to hold shares of ANC Rental Corporation received by the Plan as a result of the spin-off. The ANC Rental Fund is established to retain the ANC shares and reinvest all dividends and other distributions in additional shares of ANC stock. This fund does not permit the purchase of ANC stock, unless the stock is purchased with dividends or other distributions of ANC Stock.

Effective November 13, 2001, ANC Rental Corporation filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The common stock of ANC Rental Corporation has significantly decreased in value since the date of the spin-off, and the Company’s securities have been delisted from the NASDAQ stock market. Subsequently, substantially all of the assets of ANC Rental Corporation have been purchased by Cerberus Capital Management in October 2003.

NOTE 10 — PLAN AMENDMENT

Effective October 1, 2003 the Plan was amended and restated to incorporate all amendments since the last restatement and to incorporate the previously adopted good faith amendments under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The good faith EGTRRA amendments include increasing the limitation on elective deferral contributions, increasing the compensation limit, allowing catch-up contributions to be made by those participants who have attained age 50, and implementing a suspension period of six months following any hardship distributions. In addition to the other changes, the restatement eliminates the option to make distributions in the form of qualified joint and survivor annuities and revised the required minimum distribution provisions of the Plan. The restatement was presented to the IRS in response to the previous qualification submission, and the IRS based the August 11, 2003 favorable determination letter on it.

NOTE 11 — SUBSEQUENT EVENT

The Plan was amended effective March 1, 2004 to allow for the designation of a default investment and the use of alternative means of enrollment. The Plan was also amended March 1, 2004 to distribute QDRO awards to Alternate Payees automatically upon qualification.

(Continued)

SUPPLEMENTARY SCHEDULES

AUTONATION
401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

		(c)
		Description of
	(b)	Investment Including
	Identity of	Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value
*	Merrill Lynch Equity Index	Common/collective fund
	Trust Fund	(593,349 shares)	$38,604,676	$47,693,377

*	Merrill Lynch Retirement	Common/collective fund
	Preservation Trust Fund	(47,303,020 shares)	47,303,022	47,303,020

	PIMCO PEA	Registered investment company
	Renaissance Fund	(754,865 shares)	12,006,983	17,392,081

*	AutoNation, Inc.	Common stock
		(3,279,740 shares)	43,040,536	60,248,820

	Oakmark International	Registered investment company
	Fund	(949,016 shares)	12,962,173	17,025,349

	PIMCO Total Return Fund	Registered investment company
		(4,013,017 shares)	42,968,149	42,979,416

	American Century Small Cap	Registered investment company
	Value Fund	(4,020,392 shares)	28,097,924	36,907,195

	The Oakmark Fund	Registered investment company
		(429,388 shares)	13,231,443	16,063,413

	Fidelity Magellan Fund	Registered investment company
		(79,279 shares)	6,494,416	7,748,756

	Fidelity Equity Income Fund	Registered investment company
		(87,140 shares)	3,599,456	4,335,191

*	ANC Rental Corp.	Common stock (92,109 shares)	1,833	—

*	Loans to participants	Interest rates from 7% to 11.5%		432,084

	Total			$298,128,702

*	Represents a party-in-interest to the Plan

AUTONATION
401(k) PLAN

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2003

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

(h)
					(f)		Current
					Expense		Value of
	(b)	(c)	(d)	(e)	Incurred	(g)	Asset on	(i)
(a)	Description	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Identity of Party	of Assets	Price	Price	Rental	Transaction	Asset	Date	(Loss)
Purchases:
AutoNation, Inc.	Common stock	$9,376,577	$—	$—	$—	$9,376,577	$9,376,577	$—

Sales:
AutoNation, Inc.	Common stock	$—	$6,980,165	$—	$—	$4,619,173	$6,980,165	$2,360,993

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Crowe Chizek and Company LLC

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan (Name of Plan)
Date: June 25, 2004	By:	/s/ J. Alexander McAllister
Title: Vice President, Corporate Controller